UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Cutwater Select Income Fund (CSI)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232229104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 232229104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  808,402

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  808,402

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

808,402

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

7.55%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Cutwater Select Income Fund.
Cutwater Asset Management
113 King Street, Armonk, NY 10504

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 808,402 shares of the Cutwater Select Income Fund on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 7.55% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Cutwater Select Income Fund fits the investment guidelines for various Accounts. Shares have been acquired since June 11, 2013.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 808,402 shares or 7.55% of the outstanding shares.

George W. Karpus presently owns 300 shares.
Dana R. Consler presently owns 400 shares.
Karpus Management Defined Benefit Plan presently owns 6,300 shares.

None of the other principals of KIM presently own shares of the Cutwater Select Income Fund.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

Date  Shares Price Per Share

12/15/2014  (5,104)  $19.60
12/16/2014  (800)  $19.45
12/17/2014  (8,417)  $19.52
12/18/2014  (17,783) $19.56
12/19/2014  (2,980)  $19.50
12/22/2014  (2,437)  $19.18
12/23/2014  (6,676)  $19.24
12/24/2014  (2,147)  $19.25
12/29/2014  (25)  $19.23
12/30/2014  (500)  $19.12
1/5/2015  (5,200)  $19.21
1/6/2015  (1,338)  $19.28
1/7/2015  (185)  $19.32
1/8/2015  (511)  $19.41
1/9/2015  (6,566)  $19.46
1/22/2015  (400)  $19.86
1/23/2015  (700)  $19.91
1/26/2015  (3,618)  $19.84
1/27/2015  (2,100)  $19.91
1/28/2015  (1,800)  $19.81
1/29/2015  (450)  $19.78
2/2/2015  (6,098)  $19.81
2/9/2015  300   $19.58
2/9/2015  (1,418)  $19.61
2/10/2015  (1,120)  $19.57
2/12/2015  (2,410)  $19.52
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Cutwater Select Income Fund securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased shares of the Cutwater Select Income Fund for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications. Accordingly, KIM sent a letter to the SEC on October 31, 2014 regarding concerns it has with the Fund's preliminary proxy statement. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   February 20, 2015

EXHIBIT 1
Letter to the U.S. Securities and Exchange Commission
Transmitted October 31, 2014

VIA ELECTRONIC MAIL (IMOCC@SEC.GOV)            October 31, 2014
AND FEDERAL EXPRESS
U.S. Securites and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

 Re: Comments on the Preliminary Proxy Statement for the Cutwater Select Income Fund

Dear Sir or Madam,
The Cutwater Select Income Fund ("CSI" or the "Fund") filed a preliminary proxy statement on October 30, 2014 with the Commission. Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 919,887 shares, or 8.59% of the outstanding common shares of the Fund. We write this letter to submit disclosure concerns we believe should be addressed prior to the Fund mailing its definitive proxy statement to shareholders. Our concerns are as follows:

  1. On Page 3, the Fund briefly discusses "benefits" to Fund shareholders if they approve the proposed transaction. There is virtually no substance to this discussion. The primary note that the Fund provides is that: "It is expected that the collaboration between the Adviser and Insight [a European fixed income investment manager on BNY Mellon's Platform] will provide the Adviser with increased technological and analytical resources in the global fixed income markets, particularly the fixed income markets of emerging countries." [emphasis added]

  While this "collaboration" with Insight may provide assistance, the simple fact of the matter is that the Fund's benchmark is the Barclays U.S. Credit Index, which is comprised primarily of U.S. investment grade corporate bonds. Is the Fund planning on deviating widely from its benchmark? Fund shareholders deserve a more comprehensive (as opposed to cursory) discussion of how they will benefit from the proposed change in control. Contrary to what the Fund may think, shareholders' votes on approving the new agreement are more than a formality.

  2. Along these same lines, we find no discussion or disclosure indicating how MBIA or any of the Cutwater officers listed on page 8 of the preliminary proxy will benefit financially if the transaction is consummated and Cutwater becomes a subsidiary of BNY Mellon. Presumably, each of these individuals is incentivized if the transaction occurs. However, none of this information is included in the preliminary proxy statement for the Fund.

  3. Again, on page 3, at the bottom, a specific portion of the voting threshold is bolded. We assume that this is a typographical error. With the approval threshold being 2/3rds of a quorum or 50% of the outstanding shares, only bolding a portion of that requirement may be misleading.

  4. The Fund filed an 8-K with the Commission on October 24, 2014 announcing the resignation of Mr. Gautam Khanna from the Board of Trustees of the Fund. Circumstances surrounding his resignation are not addressed in the proxy statement. With the Fund noting on page 10 that "no material changes in personnel or operations were contemplated," Mr. Khanna's resignation is a substantial change that contradicts that assertion. It also adds further uncertainty because we are unaware of any replacement Trustee and, further, such replacement will not have been duly elected by the shareholders he or she purportedly represents.

  5. The proxy statement goes into considerable discussion of whether the proposed change in control will change management and the fees management charges to the Fund. However, we can find no indication that the Board has actually considered managers other than Cutwater to manage the Fund. We believe that if the Board is considering all factors, it should also be considering whether another manager could provide better services with perhaps more attractive fees. With the last shareholder approved agreement being in September 2005, such an analysis and discussion would appear appropriate given the apparent lack of benefit to shareholders for approving the change in control transaction.

Should you wish to discuss any of these comments further, please do not hesitate to contact me at (585) 586-4680. Thank you for your time and consideration.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst

cc: Leonard Chubinsky, Secretary (via electronic mail and overnight mail)